1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

JULIEN BOURGEOIS

julien.bourgeois@dechert.com +1 202 261 3451 Direct +1 202 261 3151 Fax

August 27, 2012

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Brion Thompson, Esq.

Re: UBS Money Series (the “Registrant”)
File Nos. 333-52965, 811-0876

Dear Mr. Thompson:

This letter responds to comments that you provided to Lisa R. Price of Dechert LLP in a telephonic discussion on August 8, 2012, with respect to Post-Effective Amendment No. 33 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) on June 29, 2012 (“PEA 33”). PEA 33 was filed on behalf of UBS Select Prime Capital Fund, UBS Select Treasury Capital Fund and UBS Select Tax-Free Capital Fund, each a series of the Registrant (each, a “Fund” and collectively, the “Funds”). We have reproduced the comments below, followed by the Registrant’s responses.

1. Comment: Please include standard Tandy representation language.

    Response: The Registrant hereby makes the following representations:

  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

  the Securities and Exchange Commission (the “Commission” or “SEC”) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley
Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

2.	Comment: Please confirm whether or not each Fund’s written fee waiver/expense reimbursement agreement has been filed as an exhibit to the Funds’ registration statement.

Response: The Funds respectfully note that filing each Fund’s written fee waiver/expense reimbursement agreement is not required under Form N-1A, Item 28. Item 28(h) requires a fund to file, as part of its registration statement, “[o]ther material contracts not made in the ordinary course of business ….” (emphasis added). The Funds respectfully submit that the fee waiver/expense reimbursement agreements were made in the ordinary course of business. Moreover, the Funds believe that the prospectus, on pages 3, 7 and 11, adequately discloses the material terms of the fee waiver/expense reimbursement agreements, as permitted by Form N-1A, Item 3 (Instruction 3(e)) (e.g., the period for which the agreement is expected to continue, including the termination date, and the circumstances under which it may be terminated). We respectfully note that while a common practice (which has historically been followed by the Funds) is to reduce to a written agreement those fee waiver arrangements that are reflected in line items of the fee table, it is also common for investment companies to follow other practices. This practice is supported by the current Form itself, which does not require that such arrangements be in writing. Finally, we are not aware of published positions from the Commission or its staff regarding an expectation that waiver arrangements be filed in Part C, and believe that such positions could be deemed contrary to the explicit language of the Form and unnecessary as material terms of those arrangements are already disclosed in prospectuses.

3.	Comment: The Funds’ prospectus sets forth certain circumstances under which each Fund may postpone and/or suspend redemption and payment beyond one business day, among them the following: “… (6) for any period during which the [F]und, as part of a necessary liquidation of the [F]und, has properly postponed and/or suspended redemption of shares and payment in accordance with federal securities laws.” Please explain how this practice is consistent with Section 22(e) of the Investment Company Act of 1940 (“1940 Act”).

Response: The Funds believe that this practice is consistent Rule 22e-3 under the 1940 Act, which exempts a money market fund, such as each Fund, from Section 22(e) of the 1940 Act if, among other things, the fund’s board of directors, including a majority of directors who are not interested persons of the fund, irrevocably approves the liquidation of the fund. In addition, the Funds respectfully note that: (1) the relevant disclosure was added as a result of rule amendments adopted by the Commodity Futures Trading Commission (“CFTC”) regarding the investment of segregated customer funds[1]; (2) the CFTC adopted safe harbor language that could be used by money market funds to ensure that their prospectuses comply with the rule amendments, and the safe harbor language was based on the language of Section 22(e) of the 1940 Act; and (3) the relevant disclosure is consistent with this safe harbor language.

4.	Comment: The prospectus provides that UBS Select Tax-Free Capital Fund’s net asset value per share is determined five times each business day, at 9:00 a.m. (Eastern time), 10:00 a.m. (Eastern time), 11:00 a.m. (Eastern time), 12:00 noon (Eastern time) and 2:00 p.m. (Eastern time). However, the prospectus also provides that “redemption orders for UBS Select Tax- Free Capital Fund received after noon (Eastern time) will not be in good form.” Please discuss in your response letter how UBS Select Tax-Free Capital Fund handles redemption orders that are placed after the 12:00 noon cut-off time.

Response: If UBS Select Tax-Free Capital Fund receives a redemption order after the 12:00 noon cut-off time, the order would be rejected because it would not be in good form. The Fund respectfully notes that the registration statement has disclosed this language in the past, and this language has been included in a filing made pursuant to Rule 485(a) under the 1933 Act.
____________________

1	See Investment of Customer Funds and Funds Held in an Account for Foreign Futures and Foreign Options Transactions (Federal Register, Vol. 76, No. 243) (Dec. 19, 2011), available at http://www.cftc.gov/ucm/groups/public/@lrfederalregister/documents/file/2011-31689a.pdf. The CFTC regulates the types of investments that futures commission merchants (“FCMs”), among others, are permitted to make with customer funds. Money market funds must satisfy certain requirements in order to be eligible for investment by FCMs, including the requirement that a money market fund be legally obligated to satisfy a redemption request and make payment by the business day after the request is made (subject to certain exceptions). In December 2011, the CFTC adopted certain rule amendments, which, among other things, more closely align such exceptions with the language of Section 22(e) of the 1940 Act.

*   *   *

Should you have any questions or comments, please contact the undersigned at 202.261.3451.

Sincerely,

/s/ Julien Bourgeois

Julien Bourgeois

cc:	Keith A. Weller – Vice President and Assistant Secretary of UBS Money Series Jack W. Murphy – Dechert LLP